SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of Dec 2012

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	English press release entitled, “Announcement Regarding Management Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: Dec 11, 2012	By	/s/ Haruyuki Urata
Haruyuki Urata
Director
Deputy President & CFO
ORIX Corporation

December 11, 2012

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Planning Department

Tel: +81-3-5419-5042

Fax: +81-3-5419-5901

URL: http://www.orix.co.jp/grp/en/

Announcement Regarding Management Changes

TOKYO, Japan – December 11, 2012 – ORIX Corporation (TSE: 8591; NYSE: IX), a leading integrated financial services group, today made public an announcement regarding management changes.

New Position	Present Position	Name

Changes Effective as of January 1, 2013

Director, Representative Executive Officer, Deputy President and Chief Financial Officer	Director, Representative Executive Officer, Deputy President and Chief Financial Officer Responsible for Corporate Planning Department Responsible for Corporate Communications Department	Haruyuki Urata

Corporate Senior Vice President Head of Risk Management Headquarters	Executive Officer Head of Risk Management Headquarters	Kazutaka Shimoura

Executive Officer Deputy Head of Investment and Operation Headquarters President, ORIX Wholesale Securities Corporation	Deputy Head of Investment and Operation Headquarters President, ORIX Wholesale Securities Corporation	Shuji Irie

Executive Officer Responsible for Corporate Planning Department Responsible for Corporate Communications Department Head of Corporate Planning Department	Head of Corporate Planning Department Deputy Head, Corporate Communications Department	Satoru Matsuzaki

Group Senior Vice President President, ORIX Credit Corporation	Group Executive President, ORIX Credit Corporation	Masatoshi Kemmochi

Group Executive Deputy Head of Real Estate Headquarters Deputy President, ORIX Real Estate Corporation	Deputy Head of Real Estate Headquarters Deputy President, ORIX Real Estate Corporation	Tetsuro Masuko

-more-

Retire*1	Executive Officer Domestic Sales Administrative Headquarters: General Manager, Overseas New Business Development and Promotion Department	Hideo Ichida

Retire*2	Group Senior Vice President Vice Chairman, ORIX Real Estate Corporation	Tetsuo Matsumoto

Retire*3	Group Executive President, ORIX Computer Systems Corporation	Yoshitaka Fujisawa

*1	Hideo Ichida will be appointed Deputy Head of Kinki Sales on January 1, 2013.
*2	Tetsuo Matsumoto will remain Vice Chairman, ORIX Real Estate Corporation and will be appointed Special Advisor to COO on January 1, 2013.
*3	Yoshitaka Fujisawa will be appointed Chairman, ORIX Computer Systems Corporation on January 1, 2013.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 28 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate, life insurance, banking and loan servicing. For more details, please visit our website at: http://www.orix.co.jp/grp/en/

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and under “4. Risk Factors” of the “Summary of Consolidated Financial Results” of the “Consolidated Financial Results April 1, 2011 – March 31, 2012.”

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